VEDDER PRICE                           VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                                       222 NORTH LASALLE STREET
                                       CHICAGO, ILLINOIS 60601
                                       312-609-7500
                                       FACSIMILE: 312-609-5005

                                       A PARTNERSHIP INCLUDING VEDDER, PRICE,
Renee M. Hardt                         KAUFMAN & KAMMHOLZ, P.C.
312-609-7616                           WITH OFFICES IN CHICAGO, NEW YORK CITY
rhardt@vedderprice.com                 AND LIVINGSTON, NEW JERSEY


                                       July 23, 2002



Mr. James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Room 5422, Mail Stop 0505
450 Fifth Street, N.W.
Washington, D.C.  20549-0609

         Re:      Form N-14 of ABN AMRO Funds; SEC File No. 333-91060
                  ---------------------------------------------------

Dear Mr. O'Connor:

         This letter is in response to our conversation on July 22, 2002 regarding the Registration Statement on Form N-14 of ABN AMRO Funds (the "Registrant"), that was filed with the Securities and Exchange Commission on June 24, 2002, and which includes a Proxy Statement/Prospectus.

         As a third undertaking, the Registrant hereby agrees to file, by post-effective amendment (i) an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus and
(ii) the Agreement and Plan of Reorganization, within a reasonable time after receipt of such opinion and execution of such Agreement, respectively.

         This undertaking should be viewed as Undertaking No. 3 to Item 17 of Part C of the above referenced Registration Statement.

         If you have any questions concerning this filing, please call me at
(312) 609-7616.

                                       Very truly yours,

                                       /s/ Renee M. Hardt

                                       Renee M. Hardt

RMH/lms